EXHIBIT 99.1

CORAL GOLD RESOURCES LTD.

(an Exploration Stage Company)

Consolidated financial statements

For the years ended January 31, 2017, 2016, and 2015

(Expressed in Canadian Dollars)

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MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of Coral Gold Resources Ltd. (the “Company”) are the responsibility of the Company’s management. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and reflect management’s best estimates and judgment based on information currently available.

Management has developed and is maintaining a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the audit and the annual consolidated financial statements prior to their submission to the Board of Directors for approval.

The consolidated financial statements as at January 31, 2017 and 2016 and for the years ended January 31, 2017, 2016, and 2015 have been audited by Manning Elliott LLP, an independent registered public accounting firm, and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

“David Wolfin”	“Malcolm Davidson”

David Wolfin	Malcolm Davidson, CPA, CA
President & CEO	Chief Financial Officer
May 31, 2017	May 31, 2017

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Coral Gold Resources Ltd.

We have audited the accompanying consolidated financial statements of Coral Gold Resources Ltd. which comprise the consolidated statements of financial position as at January 31, 2017 and 2016 and the consolidated statements of operations and comprehensive income (loss), changes in equity and cash flows for the years ended January 31, 2017, 2016, and 2015, and the related notes comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. The Company is not required to have, nor were we engaged to perform, an audit of the Company’s internal control over financial reporting; accordingly we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Coral Gold Resources Ltd. as at January 31, 2017 and 2016 and the results of its financial performance and its cash flows for the years ended January 31, 2017, 2016, and 2015 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 to these consolidated financial statements which describes the existence of a material uncertainty that may cast significant doubt about the ability of Coral Gold Resources Ltd. to continue as a going concern.

/s/ Manning Elliott LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, British Columbia

May 31, 2017

Comments by independent registered public accounting firm on Canada – United States reporting differences

The standards of the Public Company Accounting Oversight Board (United States) require the auditors’ conclusion to be expressed using an unconditional statement of “substantial doubt” about the ability of Coral Gold Resources Ltd. (the “Company”) to continue as a going concern. Our Report to the Shareholders dated May 31, 2017 is expressed in accordance with Canadian reporting standards that do not require the specific wording “substantial doubt” or to state the conditions and events that were considered in reaching this conclusion.

In accordance with the standards of the Public Company Accounting Oversight Board (United States) we state that the accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has a working capital deficit, has accumulated losses since inception and has not generated any revenues. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also discussed in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ Manning Elliott LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, British Columbia

May 31, 2017

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CORAL GOLD RESOURCES LTD. Consolidated Statements of Financial Position (Expressed in Canadian dollars)

	Note	January 31, 2017	January 31, 2016

ASSETS
Current assets
Cash and cash equivalents		$54,847	$599,964
Other amounts receivable		5,693	4,887
Prepaid expenses		13,177	13,864
Total current assets		73,717	618,715

Exploration and Evaluation Assets	5	19,258,358	19,192,353
Property and Equipment	7	92,488	94,696
Investments	8	133,195	92,746
Reclamation Bonds	9	83,277	89,638
Total assets		$19,641,035	$20,088,148

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$76,923	$64,324
Amounts payable to related parties	11c	114,322	84,313
Total current liabilities		191,245	148,637

Reclamation Provision	12	559,257	645,153
Deferred Tax Liability	17	1,043,000	620,000
Total liabilities		1,793,502	1,413,790

EQUITY
Share Capital	10	45,495,382	45,367,275
Equity Reserves		1,071,804	1,086,046
Accumulated Other Comprehensive Income		81,077	40,628
Accumulated Deficit		(28,811,050)	(27,829,911)
Equity Attributable to Equity Holders of the Company		17,837,213	18,664,038
Equity Attributable to Non-Controlling Interests		10,320	10,320
Total Equity		17,847,533	18,674,358
Total Liabilities and Equity		$19,641,035	$20,088,148

Nature and continuance of operations – Note 1

Commitments – Note 13

Approved by the Board of Directors on May 31, 2017:

/s/ David Wolfin	Director	/s/ Gary Robertson	Director

The accompanying notes are an integral part of the consolidated financial statements

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CORAL GOLD RESOURCES LTD. Consolidated Statements of Operations and Comprehensive Income (Loss) For the years ended January 31, 2017, 2016, and 2015 (Expressed in Canadian dollars)

	Note	2017	2016	2015

Operating and Administrative Expenses
Consulting fees		$17,915	$2,663	$18,731
Depreciation		2,207	2,290	2,397
Directors’ fees		18,000	18,000	18,000
Finance costs	12	18,240	17,389	14,519
Impairment of exploration and evaluation assets	6	-	212,519	-
Investor relations		97,977	7,698	14,982
Management fees		30,000	30,000	30,000
Office and miscellaneous		40,029	10,632	37,459
Professional fees		215,740	67,295	62,964
Regulatory and compliance fees		23,327	39,491	29,324
Salaries and benefits		91,470	73,031	46,164
Share-based payments	10	7,865	157,142	259,163
Travel		17,296	4,043	4,766
		580,066	642,193	538,469

Loss before other items and income tax		(580,066)	(642,193)	(538,469)

Other items
Interest and other income		42	119	629
Gain on sale of investments	8	-	27,059	7,130
Gain on forgiveness of debt		-	5,250	-
Gain on settlement of debt	10b	-	-	25,719
Foreign exchange gain (loss)		21,885	(9,714)	28,798
Loss Before Income Tax		(558,139)	(619,479)	(476,193)
Deferred income tax recovery (expense)	17	(423,000)	670,000	476,720
Net Income (Loss)		(981,139)	50,521	527
Other Comprehensive Income (Loss) – Items that may be reclassified subsequently to income or loss
Unrealized gain (loss) on available for sale securities	8	40,449	(46,960)	7,127
COMPREHENSIVE INCOME (LOSS)		$(940,690)	$3,561	$7,654

Income (Loss) per Share - Basic and Diluted		$(0.02)	$0.00	$0.00

Weighted Average Number of Common Shares Outstanding		48,396,734	44,200,953	42,016,049

The accompanying notes are an integral part of the consolidated financial statements

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CORAL GOLD RESOURCES LTD. Consolidated Statements of Changes in Equity For the years ended January 31, 2017, 2016, and 2015 (Expressed in Canadian dollars)

	Note	Number of Common Shares	Share Capital Amount	Reserve for Stock Options	Reserve for Warrants	Total Reserves	Accumulated Other Comprehensive Income	Accumulated Deficit	Non-Controlling Interest	Total
Balance, January 31, 2014		37,773,041	$44,311,995	$841,611	$1,896,583	$2,738,194	$80,461	$(30,035,288)	$10,320	$17,105,682
Common shares issued for cash:
Private Placements	9	4,150,000	705,500	-	-	-	-	-	-	705,500
Exercise of warrants and compensation options		45,000	8,374	-	(1,624)	(1,624)	-	-	-	6,750
Common shares issued for debt	9	857,296	180,032	-	-	-	-	-	-	180,032
Share-based payments	10	-	-	237,547	21,616	259,163	-	-	-	259,163
Transfer of expired/cancelled options		-	-	(310,884)	-	(310,884)	-	310,884	-	-
Unrealized gain on investment in securities, net of tax	8	-	-	-	-	-	7,127	-	-	7,127
Net income for 2015		-	-	-	-	-	-	527	-	527
Balance, January 31, 2015		42,825,337	$45,205,901	$768,274	$1,916,575	$2,684,849	$87,588	$(29,723,877)	$10,320	$18,264,781
Common shares issued for cash:
Private Placements	9	5,000,000	162,500	-	87,500	87,500	-	-	-	250,000
Less: Share issuance costs		-	(1,126)	-	-	-	-	-	-	(1,126)
Share-based payments	10	-	-	13,446	143,696	157,142	-	-	-	157,142
Transfer of expired/cancelled options and warrants		-	-	(118,000)	(1,725,445)	(1,843,445)	-	1,843,445	-	-
Unrealized loss on investment in securities, net of tax	8	-	-	-	-	-	(46,960)	-	-	(46,960)
Net income for 2016		-	-	-	-	-	-	50,521	-	50,521
Balance, January 31, 2016		47,825,337	$45,367,275	$663,720	$422,326	$1,086,046	$40,628	$(27,829,911)	$10,320	$18,674,358
Common shares issued for cash:
Exercise of stock options	9	25,000	10,250	(4,250)	-	(4,250)	-	-	-	6,000
Exercise of warrants and compensation options		1,000,000	117,857	-	(17,857)	(17,857)	-	-	-	100,000
Share-based payments	10	-	-	7,865	-	7,865	-	-	-	7,865
Unrealized loss on investment in securities, net of tax	8	-	-	-	-	-	40,449	-	-	40,449
Net loss for 2017		-	-	-	-	-	-	(981,139)	-	(981,139)
Balance, January 31, 2017		48,850,337	$45,495,382	$667,335	$404,469	$1,071,804	$81,077	$(28,811,050)	$10,320	$17,847,533

The accompanying notes are an integral part of the consolidated financial statements

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CORAL GOLD RESOURCES LTD. Consolidated Statements of Cash Flows For the years ended January 31, 2017, 2016, and 2015 (Expressed in Canadian dollars)

	Note	2017	2016	2015

CASH PROVIDED BY (USED IN):

Operating Activities
Net income (loss)		$(981,139)	$50,521	$527
Adjustments for non-cash items:
Depreciation		2,208	2,290	2,397
Share-based payments		72,398	157,142	259,163
Gain on sale of investments		-	(27,059)	(7,130)
Gain on forgiveness of debt		-	(5,250)	-
Gain on settlement of debt		-	-	(25,719)
Foreign exchange gain (loss)		(37,713)	55,070	(14,363)
Finance costs		18,240	17,389	14,519
Impairment of exploration and evaluation assets		-	212,519	-
Deferred income tax expense (recovery)		423,000	(670,000)	(476,720)

		(503,006)	(207,378)	(247,326)
Net change in non-cash working capital	16	44,323	(2,668)	(60,766)

		(458,683)	(210,046)	(308,092)

Investing Activities
Expenditures on exploration and evaluation assets		(126,658)	(191,679)	(229,840)
Proceeds on sale of investments		-	33,385	8,730
Decrease (increase) in reclamation bond		-	571,497	(43,982)

		(126,658)	413,203	(265,092)

Financing Activities
Issuance of shares for cash, net		41,467	248,874	712,250

Effect of exchange rate fluctuations on cash and equivalents		(1,243)	358	435

Change in cash and equivalents		(545,117)	452,389	139,501
Cash and cash equivalents, beginning of year		599,964	147,575	8,074

Cash and cash equivalents, end of year		$54,847	$599,964	$147,575

Supplementary Cash Flow Disclosures
Cash paid during the year for:
Interest expense		$-	$-	$-
Income taxes		$-	$-	$-
Expenditures on exploration and evaluation assets included in amounts payable to related parties		$(918)	$(1,212)	$(17,741)
Expenditures on exploration and evaluation assets in the amount of forgiven debt (Note 4 a (4))		$(8,840)	$(69,030)	$-

The accompanying notes are an integral part of the consolidated financial statements

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CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2017, 2016, and 2015

(Expressed in Canadian dollars)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Coral Gold Resources Ltd. (the “Company”) was incorporated in 1988 under the Company Act of British Columbia and is primarily involved in the exploration and development of its mineral properties. The Company’s head office and principal place of business is Suite 900, 570 Granville Street, Vancouver, BC, Canada. The Company’s common shares are traded on the TSX-V, OTC PINK, and the Frankfurt Stock Exchange.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of exploration and evaluation assets and the Company's ability to continue as a going concern is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or alternatively the ability of the Company to raise financing.

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. As at January 31, 2017, the Company has not yet generated any revenues from its operations, has accumulated losses of $28,811,050, and has a working capital deficit of $117,528. The Company is required to raise new financing through the sale of shares or issuance of debt to continue with its operations and to develop its mineral properties. Although management intends to secure additional financing, there is no assurance that management will be successful in its efforts to secure additional financing or that it will ever develop a self-supporting business. These factors together form a material uncertainty which may raise substantial doubt about the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2.	BASIS OF PRESENTATION

Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Basis of presentation

These consolidated financial statements are expressed in Canadian dollars, the Company’s functional currency and have been prepared on a historical cost basis, except for financial instruments that have been measured at fair value. The accounting policies in Note 3 have been applied consistently to all periods presented.

Approval of the consolidated financial statements

These consolidated financial statements were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on May 31, 2017.

Foreign Currency Translation

The functional and reporting currency of the Company and its subsidiaries is the Canadian dollar. Transactions in currencies other than the Company’s functional currency are recorded at the rates of exchange prevailing on the dates of the transactions. At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the date of the statement of financial position. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. Foreign currency translation differences are recognized in net income or loss for the year.

The preparation of these consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates under different assumptions and conditions.

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CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2017, 2016, and 2015

(Expressed in Canadian dollars)

2.	BASIS OF PRESENTATION (continued)

Significant Accounting Judgements and Estimates

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

a)	Going concern

Determining if the Company has the ability to continue as a going concern is dependent on its ability to achieve profitable operations. Certain judgments are made when determining if the Company will achieve profitable operation. Further disclosure is included in Note 1.

b)	Impairment of equipment and exploration and evaluation assets

Management considers both external and internal sources of information in assessing whether there are any indications that the Company’s equipment and exploration and evaluation assets are impaired. External sources of information management considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of its equipment and mining interests.

c)	Depreciation rate for equipment

Depreciation is allocated based on assumed asset lives. Should the asset life or depreciation rates differ from the initial estimate, an adjustment would be made in the consolidated statements of operations and comprehensive income or loss.

d)	Estimated reclamation provisions

The Company’s provision for decommissioning liabilities represents management’s best estimate of the present value of the future cash outflows required to settle estimated reclamation and site closure costs. The provision reflects estimates of future costs, inflation, and assumptions of risks associated with the future cash outflows, and the applicable risk free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company.

e)	Valuation of share based payments

The Company uses the Black Scholes Option Pricing Model for valuation of share-based payments. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

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CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2017, 2016, and 2015

(Expressed in Canadian dollars)

2.	BASIS OF PRESENTATION (continued)

Significant Accounting Judgements and Estimates (continued)

f)	Recognition and measurement of deferred tax assets and liabilities

Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets/liabilities.

3.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its US subsidiaries as follows:

	Ownership Interest	Jurisdiction	Nature of Operations
Coral Resources, Inc.	100%	Nevada, USA	Exploration Company
Coral Energy Corporation	100%	California, USA	Holding Company
Marcus Corporation	98.49%	Nevada, USA	Holding Company

Intercompany balances and transactions, including unrealized income and expenses arising from intercompany transactions are eliminated in preparing the consolidated financial statements.

Financial Instruments

All financial assets are initially recorded at fair value and classified into one of four categories: held to maturity, available for sale, loans and receivable or fair value through profit or loss (“FVTPL”). All financial liabilities are initially recorded at fair value and classified as either FVTPL or other financial liabilities. Financial instruments comprise cash and cash equivalents, investments, accounts payable and amounts due to related parties. At initial recognition management has classified financial assets and liabilities as follows:

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CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2017, 2016, and 2015

(Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial Instruments (continued)

The Company has classified its cash and cash equivalents as FVTPL. Investments in related companies are classified as available for sale, and accounts payable and amounts due to related parties are classified as other liabilities.

Fair value hierarchy

Fair value measurements of financial instruments are required to be classified using a fair value hierarchy that reflects the significance of inputs in making the measurements. The levels of the fair value hierarchy are defined as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 – Inputs for the asset or liability that are not based on observable market data.

Cash and cash equivalents

Cash and cash equivalents in the consolidated statements of financial position comprise cash at banks and on hand, and short term deposits with an original maturity of three months or less, which are cashable readily convertible into a known amounts of cash.

Exploration and evaluation assets

The Company is in the exploration stage with respect to its mineral properties and capitalizes all costs relating to the acquisition, exploration and evaluation of mineral claims and recognizes any proceeds received as a reduction of the cost of the related claims. At such time as commercial production commences, these costs will be charged to operations on a unit-of-production method based on proven and probable reserves. The aggregate costs related to abandoned mineral claims are charged to operations at the time of any abandonment. All capitalized exploration and evaluation expenditures are monitored for indications of impairment. Where a potential impairment is indicated, assessments are performed for each area of interest. To the extent that exploration expenditure is not expected to be recovered, it is charged to the results of operations. An impairment charge relating to a mineral property is subsequently reversed when new exploration results or actual or potential proceeds on sale or farm out of the property result in a revised estimate of the recoverable amount, but only to the extent that this does not exceed the original carrying value of the property that would have resulted if no impairment had been recognized.

The recoverability of amounts shown for exploration and evaluation assets is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development of the properties, and on future production or proceeds of disposition.

Incidental revenues and operating costs are included in exploration and evaluation assets prior to commercial production.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mine development properties, and subsequently amortized over the life of the resources associated with the area of interest once mining operations have commenced.

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CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2017, 2016, and 2015

(Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and equipment

Property and equipment are recorded at historical cost less accumulated depreciation and impairment. Historical costs include expenditures that are directly attributable to bringing the asset to a location and condition necessary to operate in a manner intended by management. Such costs are accumulated as construction in progress until the asset is available for use, at which point the asset is classified as plant and equipment. Once commercial production has commenced, certain equipment are depreciated using the units of production method, if sufficient reserve information is available or the straight-line method over their estimated useful lives, not to exceed the life of the mine to which the assets related.

Property and equipment are depreciated annually using the following methods and rates:

Buildings	10% declining balance
Computer hardware	20% declining balance
Equipment	20% declining balance
Vehicles	5 years straight line

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss in the consolidated statements of comprehensive income or loss.

Where an item of property and equipment comprises major components with different useful lives, the components are accounted for as separate items of property and equipment. Expenditures incurred to replace a component of an item of plant and equipment that is accounted for separately, including major inspection and overhaul expenditures, are capitalized.

Impairment

At each financial reporting date, the carrying amounts of the Company’s assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

An asset’s recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the year.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Accounting for equity units

Proceeds received on the issuance of units, comprised of common shares and warrants are allocated based on the relative fair value approach which considers the value determined by the Black-Scholes option pricing model for the warrants.

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CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2017, 2016, and 2015

(Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Share-based payment transactions

The share option plan allows Company employees, directors and consultants to acquire shares of the Company. All options granted are measured at fair value and are recognized in expenses as share-based payments with a corresponding increase in equity reserves. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

The fair value of employee options is measured at grant date, and each tranche is recognized using the graded vesting method over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted. For non-employees, share-based payments are measured at the fair value goods and services received or the fair value or the fair value of the equity instruments issued, if it is determined the fair value cannot be reliably measured, and are recorded at the date the goods or services are received. The fair value of the options is accrued and charged either to operations or exploration and evaluation assets, with the offset credit to equity reserves. This includes a forfeiture estimate, which is revised for actual forfeitures in subsequent periods. Upon the expiration or cancellation of unexercised stock options, the Company will transfer the value attributed to those stock options from equity reserves to deficit.

Provisions

Provisions are recognized where a legal or constructive obligation has been incurred as a result of past events, it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. If material, provisions are measured at the present value of the expenditures expected to be required to settle the obligation. The increase in any provision due to passage of time is recognized as accretion expense.

Reclamation provision

The Company records the present value of estimated costs of legal and constructive obligations required to restore mineral properties in the period in which the obligation is incurred. The nature of these restoration activities includes dismantling and removing structures, rehabilitating mines and restoration, reclamation and re-vegetation of affected areas. The reclamation provisions are initially recorded with corresponding increase to the carrying amount of related mineral properties.

When the liability is initially recognized, the present value of the estimated cost is capitalized by increasing the carrying amount of the related mineral property. Over time, the discounted liability is increased for the change in present value based on the risk-free interest rate applicable to the future cash outflows, which is accreted over time through periodic charges to income or loss.

Income (loss) per share

The Company presents basic and diluted income (loss) per share data for its common shares, calculated by dividing the income (loss) attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted income (loss) per share is determined by adjusting the income (loss) attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares. In the Company's case, diluted income (loss) per share is the same as basic income (loss) per share as the effects of including all outstanding options and warrants would be anti-dilutive.

- 12 -

CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2017, 2016, and 2015

(Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

Income tax on the profit or loss for the years presented comprises current and deferred tax. Income tax is recognized in profit or loss, except to the extent that it relates to items recognized directly in equity, in which case it is recognized as equity.

Deferred tax is provided using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the consolidated statement of financial position date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

4.	RECENT ACCOUNTING PRONOUNCEMENTS

Application of new and revised accounting standards:

IFRS 10 Consolidated Financial Statements

The amendments to IFRS 10 require a full gain or loss to be recognized when a transaction involves a business (whether it is housed in a subsidiary or not), while a partial gain or loss would be recognized when a transaction involves assets that do not constitute a business, even if the assets are housed in a subsidiary. The amendments have been adopted by the Company effective February 1, 2016 with no significant impact on its consolidated financial statements.

Changes in accounting standards not yet effective:

The following accounting standards were issued but not yet effective as of January 31, 2017:

IFRS 15 – Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programmes, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers, and SIC 31 – Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a comprehensive five-step framework for the nature, amount, timing and uncertainty of revenue arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact the final standard may have on its consolidated financial statements.

- 13 -

CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2017, 2016, and 2015

(Expressed in Canadian dollars)

4.	RECENT ACCOUNTING PRONOUNCEMENTS (continued)

IFRS 9 – Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments (“IFRS 9”) to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking ‘expected-loss’ impairment model, as well as a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

The classification of financial assets and liabilities is expected to remain consistent under IFRS 9, with the possible exception of equity securities. Under IFRS 9, the Company will have the option to designate equity securities as financial assets at fair value through other comprehensive income. If the Company does not make this election, changes in the fair value of equity securities will continue to be recognized in profit or loss in accordance with the Company’s current policy.

The Company expects the above potential changes to be the only impacts, as the Company currently has no hedging arrangements. The above assessments were made based on an analysis of the Company’s financial assets and financial liabilities at January 31, 2017, on the basis of the facts and circumstances that existed at that date. As facts and circumstances may change during the period leading up to the initial date of application, the assessment of the potential impact is subject to change.

IFRS 7 Financial instruments: Disclosure

IFRS 7 was amended to require additional disclosures on transition from IAS 39 to IFRS 9. The standard is effective on adoption of IFRS 9, which is effective for annual periods commencing on or after January 1, 2018. The Company is currently evaluating the impact this standard is expected to have on its consolidated financial statements.

IFRS 16 Leases

In January 2016, the IASB issued IFRS 16 – Leases (“IFRS 16”) which replaces IAS 17 – Leases and its associated interpretative guidance, and will be effective for accounting periods beginning on or after January 1, 2019. Early adoption is permitted, provided the Company has adopted IFRS 15. This standard sets out a new model for lease accounting. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

- 14 -

CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2017, 2016, and 2015

(Expressed in Canadian dollars)

5.	EXPLORATION AND EVALUATION ASSETS

The Company has accumulated the following acquisition and exploration expenditures:

	Robertson Property	Ruf and Norma Sass Claims	Other	Total

Balance, January 31, 2015	$19,093,107	$59,627	$3	$19,152,737
Acquisition costs	37,157	31,873	-	69,030

Exploration costs during 2016:
Consulting	44,880	-	-	44,880
Lease payments	27,997	-	-	27,997
Taxes, licenses and permits	101,927	8,301	-	110,228
Impairment write-down	(212,519)	-	-	(212,519)

Balance, January 31, 2016	$19,092,549	$99,801	$3	$19,192,353

Exploration costs during 2017:
Consulting	37,440	25,237	-	62,677
Lease payments	31,775	-	-	31,775
Taxes, licenses and permits	7,832	22,206	-	30,038
Mapping	332	-	-	332
Change in reclamation estimate	(58,817)	-	-	(58,817)

Balance, January 31, 2017	$19,111,111	$147,244	$3	$19,258,358

The Company has certain interests in 728 patented and unpatented lode mining claims located in Lander County, Nevada, subject to net smelter returns (“NSR”) on production ranging from 4% to 10%, and which certain leases provide for advanced royalty payments.

a)	Robertson Property

On June 21, 2016, the Company announced that it had entered into a purchase and sale agreement (the “Agreement”) with Barrick Cortez Inc. (“Barrick”), a subsidiary of Barrick Gold Corp., for the sale of the Robertson Property in Lander County, Nevada, to Barrick. The Robertson Property to be sold to Barrick includes four contiguous claim groups known as the Core, Gold Ridge, Excluded and the RUF mining claims, but does not include the portions of mining claims known as the Norma, Sass, Eagle and JDN, which will remain owned by the Company. The sale consideration is as follows:

•	Payment to the Company of US$15.75 million (approximately Cdn $20.49 million based on the current exchange rate) in cash on closing;

•	The return of 4,150,000 common shares of the Company held by Barrick (which represent approximately 8.7% of the Coral’s basic common shares outstanding as of June 20, 2016) for cancellation by the Company; and

•	A sliding scale 1% to 2.25% net smelter returns royalty (the “NSR”) on the Robertson Property, payable quarterly, subject to potential advance royalty payments as outlined below, as well as a right of first refusal enabling Barrick to acquire the NSR in the event that the Company wishes to sell the NSR to any third party.

- 15 -

CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2017, 2016, and 2015

(Expressed in Canadian dollars)

5.	EXPLORATION AND EVALUATION ASSETS (continued)

a)	Robertson Property (continued)

The sliding scale NSR rate will be determined based on the observed gold price during each quarterly period based on the average LBMA Gold Price PM during the quarterly period, as follows:

Average Gold Price/Oz During the Quarter (USD)	Applicable NSR Royalty Rate
Up to and including $1,200.00	1.00%
$1,200.01 to $1,400.00	1.25%
$1,400.01 to $1,600.00	1.50%
$1,600.01 to $1,800.00	1.75%
$1,800.01 to $2,000.00	2.00%
Over $2,000.00	2.25%

Pursuant to the Agreement, in the event that the Robertson Property is not placed into production by December 31, 2023, then beginning on January 1, 2024, and continuing on an annual basis thereafter until the earlier of (i) the date commercial production commences and (ii) January 2, 2033, Barrick will make advance royalty payments to the Company of US$0.5M, which will be non-refundable and fully credited against any future obligations under the NSR.

Barrick will also assume liabilities relating to the Robertson Property, and will provide replacement security for the reclamation bond.

The Transaction has not closed and completion is subject to customary conditions, including TSX Venture Exchange acceptance and the approval of the shareholders of the Company by special resolution. The board of directors of the Company has considered all relevant factors and unanimously determined that the Transaction is in the best interests of the Company and its shareholders. The Company has held a general meeting of shareholders on July 22, 2016, in which the sale of the Robertson Property was approved by 99.65% of votes.

- 16 -

CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2017, 2016, and 2015

(Expressed in Canadian dollars)

5.	EXPLORATION AND EVALUATION ASSETS (continued)

a)	Robertson Property (continued)

(1)	Core Claims

The Company holds an interest in 378 patented and unpatented lode mining claims. The Company owns 324 of these claims outright, of which 39 unpatented lode claims are owned by the Company’s 98.49% owned subsidiary, Marcus Corporation.

The remaining 54 claims are leased by the Company as follows:

(i)	Chachas/Moore Lease

The Company assumed an option-to-purchase agreement dated November 30, 1975 related to 13 mineral claims, which form part of the Core claims of the Robertson Property. The total purchase price of the claims is US$2,000,000, which is payable in installments of US$1,000 per month until paid in full.

The property is subject to an 8% NSR. Any NSR royalty payments paid to the lessors are credited against the minimum monthly payments for a period equal to the value of the royalties paid at a rate of US$1,000 per month.

(ii)	Blue Nugget, Lander Ranch, and Norma Sass Claims

The Company entered a mineral lease and option-to-purchase agreement with respect to 9 Blue Nugget claims, 27 Lander Ranch claims, 24 Norma claims, and 11 Sass claims, of which the Blue Nugget and Lander Ranch claims form part of the Core claims of the Robertson Property, and the Norma and Sass claims form part of the Norma Sass Property (Note 4b). Pursuant to the fifth amending agreement, the term of the lease was extended to April 21, 2013 and was left to expire. The total purchase price of the claims is US$1,500,000, which is payable in annual installments of $500 per claim until paid in full.

In October 2015, the Company entered into a revised mining lease agreement to lease 9 Blue Nugget claims and 27 Lander Ranch claims (the “Property”) for a term of ten years, which replaces the agreement above. In consideration of the lease, the Company agreed to keep the claims in good standing by paying the annual federal and local claim maintenance fees, commencing with the 2015-2016 assessment year. The Company also has the option to purchase all of the owner’s right, title, and interest in the Property, including owner’s reserved royalty, for the sum of US$108,000 within twelve months of the agreement date. In each year thereafter, the option price will be increased by 10% or US$10,800. The owner reserves the right to continue exploration, development, mining, and sale of turquoise on the Property, and agrees to defend, indemnify, and hold the Company harmless from all claims, demands, and liabilities arising from these activities.

(iii)	Northern Nevada Lease

The Company entered a mineral lease with respect to 12 claims, which form part of the Core claims of the Robertson Property with an indefinite term. The claims are subject to a 4% NSR for which the Company is required to make minimum annual advanced royalty payments in the amount of $9,600 per year throughout the term of the lease. Of these 12 claims, 5 are part of the Core claims and 7 are part of Gold Ridge claims.

- 17 -

CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2017, 2016, and 2015

(Expressed in Canadian dollars)

5.	EXPLORATION AND EVALUATION ASSETS (continued)

a)	Robertson Property (continued)

(2)	Gold Ridge Claims

Of the 108 claims, 95 are owned outright and 13 are held under leases as follows.

(i)	Breckon Lease June Claims

The Company entered a mineral lease and option-to-purchase agreement granting it the exclusive rights to explore, develop, and exploit six lode mining claims, which form part of the Gold Ridge claims of the Robertson Property. The agreement is for an initial term of four years expiring on March 22, 2012 in consideration of the payment of an annual rent of US$25,000, renewable in successive four-year terms, provided that the rent will increase by US$5,000 every four years. The agreement was renewed in March 2012 until March 2016, with annual rent of US$30,000.

The property is subject to a 3% NSR royalty, subject to the Company’s exclusive right to purchase the NSR for US$1,000,000 per percentage point. The Company also has the exclusive right to purchase the property, subject to the NSR, for US$1,000,000.

In March 2016, the Company determined that the six lode mining claims that were leased under the Breckon Lease June Claims were insignificant to the property and did not warrant additional expenditure for lease payments and claims maintenance. The Company concluded that these claims were not required to maintain the value of the other claims and therefore the costs incurred to date on those claims should be written off. The value attributed to the claims that were written off was $212,519.

(ii)	Northern Nevada Lease

7 of the 12 lease claims are included in the Gold Ridge claims.

(3)	Excluded Claims (previously referred to as Carve-out Claims) – 39% carried interest

By Agreement dated May 16, 1996, the Company granted Amax Gold Exploration Inc. (“Amax”) an option to purchase a 61% interest in 132 claims (originally 219 claims). Amax exercised the option by paying twice the amount the Company had incurred in exploration expenditures on the property. Under the terms of the Agreement, the Company has a 39% carried interest.

The Amax 61% interest was subsequently acquired by Cortez GML, and is currently owned by Barrick Gold Corporation.

(4)	Ruf Claims – 100% owned

By an amended option agreement dated September 13, 1995, the Company granted Levon Resources Ltd., a company related by common directors, an option to purchase a 50% interest in 58 claims including 23 Ruf, 24 Norma and 11 Sass Claims (Notes 5a(1)(ii) and 5c), of which the Ruf claims form a portion of the Robertson Property and the Norma Sass claims constitute the Norma Sass Property. On December 31, 2002, the Agreement was amended whereby Levon earned a 33.33% interest in these claims. On January 25, 2016, the Company and Levon entered into a Settlement and Property Transfer Agreement, wherein the Company acquired Levon’s undivided 1/3 interest in the Norma, Sass and Ruf mining claims, and Levon’s 1/2 interest in the Eagle mining claims, all located in Lander County, Nevada, in consideration of the Company’s forgiveness of USD$53,258 in debt owed by Levon to the Company. Expenditures incurred on the Ruf claims have been classified to Ruf and Norma Sass claims in the exploration expenditure table. A third party holds a 3% NSR royalty from some of these mining claims, up to a limit of US$1,250,000.

- 18 -

CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2017, 2016, and 2015

(Expressed in Canadian dollars)

5.	EXPLORATION AND EVALUATION ASSETS (continued)

b)	Norma Sass Property – 100% interest

The Company holds a 100% interest in the 38 Norma Sass mining claims located in Lander County, Nevada.

c)	JDN Hilltop Crest – 100% interest

The Company holds a 100% interest in 27 claims in the Hilltop District, Lander County, Nevada.

d)	Eagle Claims – 100% interest

The Company holds a 100% interest in 45 claims in the Eagle Claims situated in the Shoshone Range, Lander County, Nevada.

Realization of Exploration and Evaluation Assets

The investment in and expenditures on exploration and evaluation assets comprise a significant portion of the Company’s assets. Realization of the Company’s investment in these assets is dependent upon the establishment of legal ownership, the attainment of successful production from the properties or from the proceeds of their disposal. Resource exploration and development is highly speculative and involves inherent risks. While the rewards can be substantial if an ore body is discovered, few properties that are explored are ultimately developed into producing mines. There can be no assurance that current exploration programs will result in the discovery of economically viable quantities of ore.

The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.

Title to Exploration and Evaluation Assets Interests

Although the Company has taken steps to verify the title to exploration and evaluation assets in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

- 19 -

CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2017, 2016, and 2015

(Expressed in Canadian dollars)

5.	EXPLORATION AND EVALUATION ASSETS (continued)

Environmental

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material, and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest. The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company other than the amount presented and disclosed as a reclamation provision in these consolidated financial statements.

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation on the Company’s operations may cause additional expenses and restrictions. If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

6.	IMPAIRMENT OF EXPLORATION AND EVALUATION ASSETS

The Company reviews the carrying amounts of its long‐term assets at each statement of financial position date to determine whether there is any indication that those assets are impaired.

Based on the assessment performed at, and throughout the year ended, January 31, 2017, there were no impairments or write-offs during the year.

During the year ended January 31, 2016, the Company determined that the six lode mining claims that were leased under the Breckon Lease June Claims were insignificant to the property and did not warrant additional expenditure for lease payments and claims maintenance. The value attributed to the claims of $212,519 was written-off as a charge to operations and is included in net loss in 2016.

There were no impairments or write-offs during the year ended January 31, 2015.

- 20 -

CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2017, 2016, and 2015

(Expressed in Canadian dollars)

7.	PROPERTY AND EQUIPMENT

	Land	Buildings	Vehicles	Computer Hardware	Equipment	TOTAL
	$	$	$	$	$	$
COST
Balance at January 31, 2015	84,127	18,708	6,920	5,926	3,459	119,140
Additions	-	-	-	-	-	-
Balance at January 31, 2016	84,127	18,708	6,920	5,926	3,459	119,140
Additions	-	-	-	-	-	-
Balance at January 31, 2016	84,127	18,708	6,920	5,926	3,459	119,140

ACCUMULATED DEPRECIATION
Balance at January 31, 2015	-	7,952	6,920	5,468	1,814	22,154
Depreciation	-	1,870	-	91	329	2,290
Balance at January 31, 2016	-	9,822	6,920	5,559	2,143	24,444
Depreciation	-	1,872	-	73	263	2,208
Balance at January 31, 2017	-	11,694	6,920	5,632	2,406	26,652

CARRYING VALUE
At January 31, 2016	84,127	8,886	-	367	1,316	94,696
At January 31, 2017	84,127	7,014	-	294	1,053	92,488

- 21 -

CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2017, 2016, and 2015

(Expressed in Canadian dollars)

8.	INVESTMENTS

At January 31, 2017, the Company held shares as follows:

	Number of Shares	Cost	Accumulated Unrealized Gain (Loss)	Fair Value

Available-for-sale shares:
Levon Resources Ltd.	220,000	$11,637	$65,363	$77,000
VBI Vaccines Inc.	11,000	23,274	32,056	55,330
Great Thunder Gold Corp.	17,291	1,297	(432)	865

		$36,208	$96,987	$133,195

At January 31, 2016, the Company held shares as follows:

	Number of Shares	Cost	Accumulated Unrealized Gain (Loss)	Fair Value

Available-for-sale shares:
Levon Resources Ltd.	220,000	$11,637	$19,163	$30,800
VBI Vaccines Inc.	11,000	23,274	38,326	61,600
Great Thunder Gold Corp.	17,291	1,297	(951)	346

		$36,208	$56,538	$92,746

During the year ended January 31, 2017, the Company recorded an unrealized gain of $40,449 (2016 – loss of $46,960; 2015 – gain of $7,127) on investments in marketable securities, representing the change in fair value during the year.

- 22 -

CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2017, 2016, and 2015

(Expressed in Canadian dollars)

9.	RECLAMATION BONDS

Under the Bureau of Land Management of the United States (the “Bureau”), the Company is required to hold reclamation bonds that cover the estimated cost to reclaim the ground disturbed.

During the year ended January 31, 2016, the Company recovered $571,497 (US$452,172) in reclamation bonds. Instead of the bonds, the Company obtained a surety bond in the amount of US$452,172. Based on the nature of the surety bond, no amount is held until settlement.

As at January 31, 2017, the total reclamation deposits were $83,277 (US$64,000) (2016 – $89,638 (US$64,000)). Interest is accrued on the reclamation deposit at a monthly weighted average rate of 0.05% (2016 - 0.05%).

10.	SHARE CAPITAL AND SHARE-BASED PAYMENTS

a)	Authorized

Unlimited common shares without par value. All shares outstanding are fully paid.

b)	Issued during 2017 and 2016

During the year ended January 31, 2017, the Company issued 25,000 common shares upon the exercise of stock options for gross proceeds of $6,000 and issued 1,000,000 common shares upon the exercise of warrants for gross proceeds of $100,000.

On January 14, 2016, the Company closed a non-brokered private placement of 1,500,000 units at a price of $0.05 per unit for gross proceeds of $75,000. Each unit consists of one common share and one non-transferrable share purchase warrant.

On September 10, 2015, the Company closed a non-brokered private placement of 3,500,000 units at a price of $0.05 per unit for gross proceeds of $175,000. Each unit consists of one common share and one non-transferrable share purchase warrant.

- 23 -

CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2017, 2016, and 2015

(Expressed in Canadian dollars)

10.	SHARE CAPITAL AND SHARE-BASED PAYMENTS (continued)

c)	Share purchase warrants

On January 14, 2016, the Company issued 1,500,000 share purchase warrants as part of a non-brokered private placement. Each warrant entitles the investor to purchase one additional common share in the capital of the Company at an exercise price of $0.10 for a term of two years expiring on January 14, 2018.

On September 10, 2015, the Company issued 3,500,000 share purchase warrants as part of a non-brokered private placement. Each warrant entitles the investor to purchase one additional common share in the capital of the Company at an exercise price of $0.10 for a term of two years expiring on September 10, 2017.

On July 13, 2015, the TSX Venture Exchange approved an extension of the expiry date of the warrants issued pursuant to the private placement that closed on July 17, 2013 by three years from July 17, 2015 to July 17, 2018. All other terms remained the same.

As a result of the extension, the Company recorded in 2016 an additional aggregate fair value compensation cost in the amount of $143,697, which has been estimated using the Black-Scholes option pricing model with the following assumptions for the fair value of the amended warrants at the date of the amendment: risk-free interest rate of 0.38%, dividend yield of 0%, volatility of 100.44%, and an expected life of 3 years.

A summary of the share purchase warrants and compensation options issued, exercised and expired during the years ended January 31, 2017, and 2016, is as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance, January 31, 2015	10,113,620	$0.53
Issued	5,000,000	$0.10
Expired	(6,464,120)	$0.75
Balance, January 31, 2016	8,649,500	$0.12
Exercised	(1,000,000)	$0.10
Balance, January 31, 2017	7,649,500	$0.12

- 24 -

CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2017, 2016, and 2015

(Expressed in Canadian dollars)

10.	SHARE CAPITAL AND SHARE-BASED PAYMENTS (continued)

c)	Share purchase warrants (continued)

Details of share purchase warrants outstanding as of January 31, 2017 and 2016 are as follows:

	Exercise	Warrants Outstanding and Exercisable
Expiry Date	Price per Share	January 31, 2017	January 31, 2016

April 1, 2015	$0.75	-	-
April 23, 2015	$0.75	-	-
September 10, 2017	$0.10	2,500,000	3,500,000
July 17, 2018	$0.15	3,649,500	3,649,500
January 14, 2018	$0.10	1,500,000	1,500,000
		7,649,500	8,649,500

d)	Stock options

The Company’s stock option plan provides for the granting of options to directors, officers, employees and consultants. Under the terms of the option plan, options issued will not exceed 10% (2016 - 10%) of the issued and outstanding shares from time to time. The option price under each option is not less than the discounted market price on the grant date. The expiry date for each option is set by the Board of Directors at the time of issue and cannot be more than ten years after the grant date. All options vest 100% on the grant date unless a vesting schedule is set by the Board of Directors at the time of issue.

For the years ended January 31, 2017 and 2016 stock option activity is summarized as follows:

	Number of Options	Weighted Average Exercise Price
Stock options outstanding, January 31, 2015	3,970,000	$0.38
Granted	500,000	$0.18
Cancelled	(355,000)	$1.19
Expired	(945,000)	$0.27
Stock options outstanding, January 31, 2016	3,170,000	$0.28
Exercised	(25,000)	$0.24
Stock options outstanding and exercisable, January 31, 2017	3,145,000	$0.28

- 25 -

CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2017, 2016, and 2015

(Expressed in Canadian dollars)

10.	SHARE CAPITAL AND SHARE-BASED PAYMENTS (continued)

d)	Stock options (continued)

A summary of stock options outstanding as at January 31, 2017 is as follows:

Number Outstanding	Exercise Price	Weighted Average Remaining Contractual Life (years)	Expiry Date
800,000	$0.400	0.06	February 22, 2017
600,000	$0.300	0.70	October 12, 2017
1,245,000	$0.240	2.12	March 14, 2019
100,000	$0.125	3.68	October 6, 2020
100,000	$0.150	3.68	October 6, 2020
100,000	$0.175	3.68	October 6, 2020
100,000	$0.200	3.68	October 6, 2020
100,000	$0.225	3.68	October 6, 2020

3,145,000		1.57

No stock options were granted during the year ended January 31, 2017.

On October 6, 2015, the Company granted incentive stock options for the purchase of up to 500,000 common shares to a consultant. These 500,000 stock options have the following prices and vesting terms, and are exercisable on or before October 6, 2020:

-       100,000 at a price of $0.125 vesting after three months

-       100,000 at a price of $0.15 vesting after six months

-       100,000 at a price of $0.175 vesting after nine months

-       100,000 at a price of $0.20 vesting after twelve months

-       100,000 at a price of $0.225 vesting after fifteen months

On March 14, 2014, the Company granted incentive stock options for the purchase of up to 1,420,000 common shares at a price of $0.24 per share to directors, officers, consultants, and employees of the Company. Of these, 50,000 stock options were exercisable on or before March 14, 2015, and 1,370,000 stock options are exercisable on or before March 14, 2019.

The Company recorded total share-based payments of $7,865 for the grant and vesting of stock options and for the extension of the expiry date of warrants during the years ended as follows:

	2017	2016	2015

Directors, officers and employees	$-	$-	$214,200
Investor relations	-	-	11,447
Consultants	7,865	13,445	11,900
Extension of warrants	-	143,697	21,616
	$7,865	$157,142	$259,163

- 26 -

CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2017, 2016, and 2015

(Expressed in Canadian dollars)

10.	SHARE CAPITAL AND SHARE-BASED PAYMENTS (continued)

d)	Stock options (continued)

Option pricing requires the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates. The fair value of the options re-valued and granted to officers, directors, consultants and employees was calculated using the Black-Scholes model with following weighted average assumptions:

	2017	2016	2015
Weighted average assumptions:
Risk-free interest rate	0.71%	0.42%	1.39%
Expected dividend yield	-	-	-
Expected option life (years)	4.13	3.20	4.86
Expected stock price volatility	104.02%	100.07%	96.63%
Forfeiture rate	-	-	-
Weighted average fair value at grant date	$0.05	$0.04	$0.17

Option pricing requires the use of highly subjective estimates and assumptions, including the expected stock price volatility. The expected volatility used in valuing stock options is based on volatility observed in historical periods. Changes in the underlying assumptions can materially affect the fair value estimates.

11.	RELATED PARTY TRANSACTIONS AND BALANCES

Related party transactions are measured at the estimated fair values of the services provided or goods received. Related party transactions not disclosed elsewhere in these financial consolidated statements are as follows:

a)	Key management personnel

The Company has identified its directors and certain senior officers of the Company, who have the authority and responsibility for planning, directing and controlling the activities of the Company, as key management personnel. The remuneration of directors and officers for the years ended was as follows:

	2017	2016	2015

Salaries, bonuses, fees and benefits
Members of the Board of Directors	$72,019	$64,359	$62,835
Other members of key management	34,581	27,531	24,067

Share-based payments
Members of the Board of Directors	-	-	161,500
Other members of key management	-	-	34,000
	$106,600	$91,890	$282,402

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CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2017, 2016, and 2015

(Expressed in Canadian dollars)

11.	RELATED PARTY TRANSACTIONS AND BALANCES (continued)

b)	Amounts due to/from relates parties

In the normal course of operations the Company transacts with companies with directors or officers in common.

At January 31, 2017, and January 31, 2016, the following amounts are payable to related parties:

	January 31, 2017	January 31, 2016
Directors	$88,500	$70,500
Oniva International Services Corp.	19,654	8,401
Sampson Engineering Inc.	918	1,212
Frobisher Securities Ltd.	-	4,200
Intermark Capital Corp.	5,250	-
	$114,322	$84,313

The amounts included above are unsecured, non-interest bearing with no fixed terms of repayment.

c)	Other related party transactions

The Company has a cost-sharing agreement to reimburse Oniva International Services Corp. (“Oniva”), as described in Note 13. The transactions with Oniva during the year are summarized below:

	2017	2016	2015
Salaries and benefits	$91,346	$72,747	$40,640
Office and miscellaneous	38,260	24,176	26,035

	$129,606	$96,923	$66,675

Salaries and benefits above includes $34,581 (2016 - $24,868) for key management personnel compensation that has been included in Note 11(a).

12.	RECLAMATON PROVISION

The Company’s reclamation provision relates to the reclamation work required by the Bureau of Land Management to be performed on the Robertson Property.

Management estimates the total undiscounted inflation-adjusted amount of cash flows required to settle its reclamation provision to be approximately $588,366 (US$452,172) (2016 – $633,312 (US$452,172)), which is expected to be incurred during 2022. The risk-free rate of 3% (2016 – 3%) was used to calculate the present value of the reclamation provision.

A reconciliation of the reclamation provision is as follows:

	January 31, 2017	January 31, 2016

Beginning balance	$645,153	$566,410
Unwinding of discount	18,240	17,389
Change in estimate	(58,141)	-
Change in foreign exchange rate	(45,995)	61,354
	$559,257	$645,153

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CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2017, 2016, and 2015

(Expressed in Canadian dollars)

13.	COMMITMENTS

The Company has a cost-sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses. The agreement may be terminated with one-months’ notice by either party. Transactions and balances with Oniva are disclosed in Note 11.

14.	FINANCIAL INSTRUMENTS

The fair values of the Company’s cash and cash equivalents, amounts receivable from a related party, accounts payable, and amounts payable to related parties approximate their carrying values due to the short-term nature of these instruments. Investment securities are accounted for at fair value based on quoted market prices.

The Company’s financial instruments are exposed to certain financial risk, credit risk, liquidity risk, and market risk.

a)	Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash and cash equivalents is exposed to credit risk. The Company is not exposed to significant credit risk on amounts receivable (excluding GST).

The Company manages credit risk, in respect of cash, by maintaining the majority of cash at high credit rated Canadian financial institutions.

Concentration of credit risk exists with respect to the Company’s cash and cash equivalents and reclamation deposits as the majority of the amounts are held with a single Canadian and US financial institution. The Company’s concentration of credit risk, and maximum exposure thereto, is as follows:

	January 31, 2017	January 31, 2016

Cash held at major financial institutions
Canada – cash	$15,260	$199,934
US - cash	39,587	400,030

	54,847	599,964
Reclamation deposits held at major financial institutions	83,277	89,638

Total cash and reclamation deposits	$138,124	$689,602

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CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2017, 2016, and 2015

(Expressed in Canadian dollars)

14.	FINANCIAL INSTRUMENTS (continued)

b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company has cash at January 31, 2017 in the amount of $54,847 for short-term business requirements. At January 31, 2017, the Company had current liabilities of $191,245 and a working capital deficiency of $117,528 at January 31, 2017. Accounts payable have contractual maturities of approximately 30 days and are subject to normal trade terms. Amounts due to related parties are without stated terms of interest or repayment.

The Company will require significant cash funding to conduct its planned exploration programs, meet its administrative overhead costs, and maintain its mineral properties in 2017.

c)	Market risk

Market risk consists of interest rate risk, foreign currency risk, and other price risk. These are discussed further below. Interest rate risk Interest rate risk consists of two components:

(i)	To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

The Company is exposed to interest rate price risk with respect to reclamation deposits as they bear interest at market rates. However, given the stated rates of interest are fixed, the Company is not exposed to significant interest rate price risk as at January 31, 2017 and 2016.

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CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2017, 2016, and 2015

(Expressed in Canadian dollars)

14.	FINANCIAL INSTRUMENTS (continued)

c)	Market risk (continued)

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in foreign currency.

The Company is exposed to foreign currency risk with respect to cash, other amounts receivable, amounts receivable from a related party, reclamation bonds, and accounts payable, as a portion of these amounts are denominated in US dollars as follows:

	January 31, 2017		January 31, 2016

Cash	US$	30,424	US$	285,613
Other amounts receivable		181		149
Amounts receivable from related parties		-		-
Reclamation bonds		64,000		64,000
Accounts payable		(15,369)		(3,317)

Net exposure	US$	79,326	US$	346,445

Canadian dollar equivalent		$103,101		$485,231

Based on the net Canadian dollar denominated asset and liability exposures as at January 31, 2017, a 10% (2016 – 10%) fluctuation in the Canadian/US exchange rates will impact the Company’s net income and comprehensive income by approximately $10,310 (2016 - $48,523).

The Company manages foreign currency risk by minimizing the value of financial instruments denominated in foreign currency. The Company has not entered into any foreign currency contracts to mitigate this risk.

Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is exposed to other price risk with respect to its investment securities, as they are carried at fair value based on quoted market prices.

The Company’s ability to raise capital to fund mineral resource exploration is subject to risks associated with fluctuations in mineral resource prices. Management closely monitors commodity prices, individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company.

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CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2017, 2016, and 2015

(Expressed in Canadian dollars)

14.	FINANCIAL INSTRUMENTS (continued)

d)	Classification of Financial instruments

IFRS 7 ‘Financial Instruments: Disclosures’ establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value on a recurring basis by level within the fair value hierarchy as at January 31, 2017:

	Level 1	Level 2	Level 3
Cash and cash equivalents	$54,847	$-	$-
Investments	133,195	-	-
	$188,042	$-	$-

15.	CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and development of its properties and to maintain flexible capital structure for its projects for the benefit of its stakeholders. The Board of Directors does not establish quantitative returns on capital criteria for management. The Company considers its capital structure to consist of the components of shareholders’ equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or adjust the amount of cash and cash equivalents. Management reviews the capital structure on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company is not subject to externally imposed capital requirements. There were no changes to the Company’s capital management during the year ended January 31, 2017.

16.	ADDITIONAL CASH FLOW DISCLOSURES

The net change in non-cash working capital is comprised of the following:

	2017	2016	2015

Amounts receivable	$(806)	$13,067	$(24,876)
Prepaid expenses	687	(13,416)	(448)
Accounts payable and accrued liabilities	31,541	(3,728)	(67,252)
Amounts payable to related parties	12,901	1,409	31,810
	$44,323	$(2,668)	$(60,766)

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CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2017, 2016, and 2015

(Expressed in Canadian dollars)

17.	INCOME TAXES

Income tax recovery (expense) differs from the amount that would result from applying the Canadian federal and provincial statutory income tax rates to income (loss) before future income taxes. For the year ended January 31, 2017, the Canadian statutory rate is 26% (2016 - 26%. 2015 – 26%).

	2017	2016	2015

Expected income tax recovery	$145,000	$161,065	$123,811
Permanent differences	(46,000)	(35,857)	(53,714)
Changes in timing differences and other	(11,000)	(3,792)	(108,612)
Effect of foreign exchange changes on U.S. loss carry-forwards	(412,000)	559,063	663,891
Expired losses	-	-	(123,653)
Changes in unrecognized deferred income tax assets	(108,000)	(50,115)	(62,588)
Adjustments due to effective tax rate attributable to U.S. tax on subsidiaries	9,000	39,636	37,585
Total deferred income tax recovery (expense)	$(423,000)	$670,000	$476,720

The approximate tax effects of each type of temporary difference that gives rise to potential deferred income tax assets and liabilities are as follows:

	January 31, 2017	January 31, 2016
Non-capital losses carried forward	$5,486,000	$5,853,000
Reclamation provision	194,000	226,000
Exploration and evaluation assets	(6,734,000)	(6,717,000)
Equipment and other	16,000	18,000
Investments	(5,000)	-
Net deferred income tax liabilities	$(1,043,000)	$(620,000)

Temporary differences and tax losses arising in Canada have not been recognized as deferred income tax assets due to the fact that management has determined it is not probable that sufficient future taxable profits will be earned in Canada to recover such assets. Unrecognized deductible temporary differences are summarized as follows:

	January 31, 2017	January 31, 2016
Non-capital losses carried forward	$2,017,000	$1,900,000
Equipment and other	1,000	3,000
Investments	(5,000)	2,000
Exploration and evaluation assets	706,000	706,000
Unrecognized deductible temporary differences	$2,719,000	$2,611,000

At January 31, 2017, the Company had, for Canadian tax purposes, non-capital losses aggregating approximately $7,740,000. These losses are available to reduce taxable income earned by the Canadian operations of future years and expire as follows between 2026 and 2037.

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CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2017, 2016, and 2015

(Expressed in Canadian dollars)

18.	SEGMENTED INFORMATION

The Company operates one operating segment, mineral exploration and development activities. The Company is in the exploration stage and, accordingly, has no reportable revenues for the years ended January 31, 2017, 2016, and 2015.

The Company has non-current assets in the following geographic locations:

	January 31, 2017	January 31, 2016
Canada	$134,544	$94,431
USA	19,432,774	19,375,002
	$19,567,318	$19,469,433

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